UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30, 2024
Commission File Number: 001-41912
___________________________
Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On July 30, 2024, Ferrovial SE (the "Company") released information regarding its results of operations for the six months ended June 30, 2024.
Included to this Report on Form 6-K are:
•a copy of the Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations (Management Report), the unaudited interim condensed consolidated financial statements of the
Company as of and for the six months ended June 30, 2024, as furnished to the U.S. Securities and
Exchange Commission (“SEC”) (as Exhibit 99.1);
•a copy of the Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations (Management Report), the unaudited interim condensed consolidated financial statements of the
Company as of and for the six months ended June 30, 2024, as reported to the Netherlands Authority for the Financial Markets (“AFM”) (as Exhibit 99.2);
•the related presentation materials (as Exhibit 99.3); and
•the related press release are furnished (as Exhibit 99.4).
The information related to the comparable 2023 period in the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2024 furnished on the Form 6-K with the
SEC (as Exhibit 99.1) differs from the information related to the comparable 2023 period reported simultaneously by the Company to the AFM, due to the liability recognized by the Company due to the tax audit for 2006 Spanish
Corporate Income Tax (EUR 120 million at December 2022).
For further details see Note 3.1 to the unaudited interim condensed consolidated financial statements of the
Company as of and for the six months ended June 30, 2024.
EXHIBIT INDEX

Exhibit No.	Description
99.1
Ferrovial's Management's Discussion and Analysis of Financial Condition and Results of
Operations (Management Report), the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2024, as furnished to the U.S. Securities and Exchange Commission (“SEC”)

99.2
Ferrovial's Management's Discussion and Analysis of Financial Condition and Results of
Operations (Management Report), the unaudited interim condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2024, as reported to the Netherlands Authority for the Financial Markets (“AFM”)

99.3	Results presentation for the six months ended June 30, 2024
99.4	Press release dated July 30, 2024
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: July 30, 2024
                                                                              By: /s/ Ignacio Madridejos________________
                                                Ignacio Madridejos
                                                        Chief Executive Officer